Exhibit 99.2

H.J. GRUY AND ASSOCIATES, INC.

333 Clay Street, Suite 3850, Houston, Texas 77002 — TEL. (713) 739-1000 — FAX (713) 739-6112

February 13, 2013

Century Exploration New Orleans, Inc.

Three Lakeway Center, Suite 2800

3838 North Causeway Boulevard

Metairie, Louisiana 70002

Attention:	Jon A. (Tony) Richards,
Vice President Reservoir Engineering

Re:	Year-End 2012 S.E.C. Guideline Reserves Selected Property Updated Ownership RAAM Global Energy Company Reserve Letter

Ladies and Gentlemen:

At your request, H.J. Gruy and Associates, Inc. independently estimated the oil, condensate, and natural gas proved reserves and future net cash flows effective December 31, 2012, attributable to updated interests owned by RAAM Global Energy Company (RAAM) in a selected property. The property is located at Ewing Bank Block 920 OCS-G 32293, offshore Gulf of Mexico.

RAAM has informed us that the selected property represents approximately 32 percent of the company proved reserves. The estimated reserves are located in the United States.

This report, completed on February 13, 2013, has been prepared for RAAM, and is provided for inclusion or incorporation by reference in relevant U.S. Securities and Exchange Commission registration statements or other Securities and Exchange Commission filings.

We estimate the net reserves and future net revenue to the RAAM interest in the selected property, effective December 31, 2012, to be:

	Net Reserves		Future Net Cash Flow (M$)
Category	Oil (MBbls)	Gas (MMcf)	Total	Discounted at 10% Per Year
Proved Undeveloped	7,158	7,158	423,431	210,069

Total Proved	7,158	7,158	423,431	210,069

RAAM Global Energy Company	2	February 13, 2013
Reserve Letter

The estimated reserves are in compliance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). Our work and this report conform to the guidelines as stated in Regulation S-K, Item 1202. We examined the evidence supporting the reserves discussed herein, and we find the quality and quantity of available data to be sufficient for reserve estimating. In conducting our independent reserves estimation, all methods, assumptions, data, and procedures, used by us, are appropriate for the purposes of this report.

We used appropriate engineering, geologic, and evaluation principles that are consistent with practices routinely applied in the petroleum industry. Reserve estimates are based on volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods. Reserve estimates from volumetric calculations or from analogies may be less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserve was produced. Reserves discussed in this report are estimated using deterministic methods.

The primary economic assumptions in the reserves estimating process include the application of product prices that are not escalated and therefore remain constant for the projected life of each property. Product benchmark prices are based on an average of 2012 first-day-of-the-month prices in accordance with Regulation S-X guidelines. A price differential is applied to the oil, condensate, and natural gas base prices to adjust for transportation, geographic property location, and quality or energy content. As a reference, the 12-month average benchmark prices for oil and natural gas are $91.21 per barrel and $2.757 per million British thermal units, respectively. The average adjusted prices, for oil and natural gas used to determine reserves are $84.96 per barrel, $2.76 per thousand standard cubic feet, respectively, over the projected asset life.

Operating expenses, abandonment charges, and capital costs, based on information provided by Century Exploration New Orleans, Inc. (Century), were used to estimate future costs required to operate the properties. Future costs are based on existing costs and forecasts of future costs applicable to currently undrilled locations. Costs for abandonment are included. Operating costs and future capital expenditures are not escalated and therefore remain constant for the projected life of each property.

In our judgment, there are no instances where current local, state, or federal regulations will materially impact the ability of RAAM to recover the estimated reserves.

In conducting this work, we relied on data supplied by Century. The extent and character of ownership, historical oil and natural gas sales prices, operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented, and we have assumed the authenticity of all documents submitted. No independent well tests or audits of operating statements were conducted by our staff during this work. We did not verify or determine the extent, character, status, or liability, if any, of production imbalances, hedging activities, or any current or possible future detrimental environmental site conditions. Field examination of the subject property was not considered necessary for the purpose of this report. Pertinent data were available, and there are no special circumstances known to us that would prompt a field inspection.

In order to estimate the reserves and future cash flows attributable to the selected properties, we have relied on geological, engineering, and economic data furnished by Century. Although we instructed our client to provide all pertinent data, and we made a reasonable effort to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of hydrocarbons or the cash flows projected will be realized.

H.J. GRUY AND ASSOCIATES, INC. 333 Clay Street, Suite 3850, Houston, Texas 77002 — (713) 739-1000

RAAM Global Energy Company	3	February 13, 2013
Reserve Letter

Hydrocarbon reserves estimates contain inherent uncertainties, and estimates of undeveloped reserves might contain additional inherent uncertainties. Estimation of reserves is based on the application of a wide range of technologies and the subjective interpretation of collected data; therefore, the reserves discussed herein are considered estimates only and should not be construed as exact quantities. Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to revision as more performance data become available or as alternative estimating methods become applicable.

H.J. Gruy and Associates, Inc. is a privately owned, independent consultancy, and compensation for our efforts is not contingent upon the outcome of our work. H.J. Gruy and Associates, Inc. and its employees have no direct financial interest in RAAM, Century, or the subject properties nor do we contemplate any future direct financial interest. We have used all procedures and methods that we consider necessary, under the circumstances, to prepare this report. Any distribution or publication of this work or any part thereof must include this letter in its entirety.

Yours very truly,

H.J. GRUY AND ASSOCIATES, INC. Texas Registration Number F-000637

by:

Robert Rasor, P.E. Executive Vice President Engineering Manager

RR/pb

Attachment

H.J. GRUY AND ASSOCIATES, INC. 333 Clay Street, Suite 3850, Houston, Texas 77002 — (713) 739-1000

CERTIFICATE OF QUALIFICATION

I, Robert Rasor, of 333 Clay Street, Suite 3850, Houston, Texas 77002, hereby certify:

1.

I am an Executive Vice President and Engineering Manager with H.J. Gruy and Associates, Inc, and I am the engineer primarily responsible for the reserve estimations conducted by H.J. Gruy and Associates, Inc. and preparation of the reserve report for Century Exploration New Orleans, Inc. effective December 31, 2012, and dated February 13, 2013, attached herewith.

2.

I hold a Bachelor of Science Degree and a Master of Science Degree in Petroleum Engineering from Texas A&M University, and I am a Licensed Professional Engineer in the State of Texas, License Number 59534. I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers. I have 35 years of experience in the evaluation of oil and gas reserves.

H.J. GRUY AND ASSOCIATES, INC. Texas Registration Number F-000637

by:

Robert Rasor, P.E. Executive Vice President Engineering Manager

H.J. GRUY AND ASSOCIATES, INC. 333 Clay Street, Suite 3850, Houston, Texas 77002 — (713) 739-1000